UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:   JULY 14, 2004                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Tumi Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         July 14, 2004

3.       PRESS RELEASE

         The press release was released on July 14, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         David Henstridge
         Phone: (604) 685-9316

9.       DATE OF REPORT

         July 15, 2004.

                                               /s/ David Henstridge
                                               -------------------------------
                                               David Henstridge, President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JULY 14, 2004


               FURTHER BONANZA SILVER-GOLD INTERSECTED IN DRILLING
                       AT THE CINCO MINAS PROJECT, MEXICO

               14M AVERAGING 437 G/T AG AND 1.0 G/T AU IN CMRC-51
               INCLUDING 4M AVERAGING 1,362 G/T AG AND 2.1 G/T AU

VANCOUVER,  CANADA - Tumi Resources Limited (TSXv-TM; OCTBB - TUMIF; Frankfurt -
TUY) is pleased to announce the completion of the drill program at Cinco Minas, Mexico. Eighteen holes totaling 1,376.8m have been completed at El Abra to bring the drill density to a level suitable for a better estimation of mineral resources as well as providing additional data for ongoing mining studies. As well, four exploratory holes totaling 232m have been drilled at the San Juan workings located about 300m to the NW along the Cinco Minas vein from the El Abra.

Assay results have been received for the first eight holes from El Abra and continue to give very encouraging results:

                           EL ABRA DRILL HOLE RESULTS


 HOLE           SECTION       FROM        TO      METRES       ESTIMATED         GOLD       SILVER
NUMBER                         (M)        (M)                TRUE WIDTH (M)      (G/T)       (G/T)

CMRC-48           375W          22         50       28           25.4             0.8          93
  Including                     24         30        6            5.4             1.5         155

CMRC-49           500W         114        134       20           18.1             2.4         249
  Including                    114        120        6            5.4             4.1         509
  Including                    116        120        4            3.6             5.4         651

CMRC-50           550W         106        122       16           13.1             1.1         204
  Including                    106        112        8            6.6             1.5         326

CMRC-51           550W          64         78       14           11.5             1.0         437
  Including                     64         68        4            3.3             2.1       1,362

CMRC-52*          550W          16         34       18           14.7             1.8         185
  Including                     18         22        4            3.3             4.0         334

CMRC-53           600W          38         56       18           14.7             1.2         101
  Including                     42         46        4            3.3             3.9         238

CMRC-54*          650W         118        134       14           11.5             1.7         179
  Including                    120        126        6            4.9             2.5         332

CMRC-55           650W          54         64       10            8.2             0.8         149

* Workings intersected in drill hole

Through an agreement with Minera San Jorge S.A. de C.V., Tumi is earning a 60% interest and has the right to purchase the remaining 40% in the Cinco Minas Project. Tumi's consulting geologist, Mr. John Nebocat, P.Eng, is the qualified person for the Cinco Minas Project.

Drill samples were prepared by GM LACME Laboratory, Guadalajara, Mexico and assayed at IPL Laboratory in Canada. Samples greater than 1g/t gold and high silver values were check-assayed, and Tumi submitted a known standard (about one in every ten samples submitted) for check analysis. All bulk samples of RC chips along with all sample rejects prepared by the laboratory in Mexico are stored for verification purposes.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                         or email: mbermudez@chasemgt.com
--------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.